

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

Brendan Flood
Chairman and Chief Executive Officer
Staffing 360 Solutions, Inc.
757 Third Avenue, 27th Floor
New York, NY 10017

      Re: Staffing 360 Solutions, Inc.
          Registration Statement on Form S-1
          Filed January 20, 2023
          File No. 333-269308

Dear Brendan Flood:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services

cc: Rick Werner